UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE COMPANY / INVESTOR CONTACT: William J. Coote AVP, Treasurer – Interim CFO (914) 345-9001 William.Coote@taro.com	CONSUMER CONTACT: Taro Pharmaceuticals U.S.A., Medical Information 1-866-705-1553 TaroPVUS@taro.com

TARO PHARMACEUTICALS U.S.A. ISSUES VOLUNTARY NATIONWIDE RECALL OF PHENYTOIN ORAL SUSPENSION USP, 125 MG/5 ML DUE TO POSSIBLE UNDERDOSING OR OVERDOSING

Hawthorne, NY, February 20, 2020 ─ Taro Pharmaceuticals U.S.A., Inc. (“Taro” or the “Company”) is voluntarily recalling two (2) lots of Phenytoin Oral Suspension USP, 125 mg/5 mL both in 237 mL bottles, to the consumer level. Phenytoin Oral Suspension USP, 125 mg/5 mL is indicated for the treatment of tonic-clonic (grand mal) and psychomotor (temporal lobe) seizures and is packaged in amber plastic bottles with an inner seal and a white child proof closure, and each bottle contains 237 mL.  The reason for the recall is that product from these two lots of Phenytoin Oral Suspension may not re-suspend when shaken, as instructed for administration, which could result in under or overdosing. This recall is being conducted with the knowledge of the FDA.

The population at risk is primarily infants and young children. In those patients, there is a reasonable probability that inaccurate dosing might result in a serious adverse effect such as intoxication or breakthrough seizures requiring medical intervention. For a small minority of patients, who might have severe or repeated breakthrough seizures, a drop in their phenytoin blood levels could result in life-threatening status epilepticus requiring immediate emergency room treatment. To date, Taro has not received any adverse event reports related to this recall.

The two (2) lots that are being recalled are as follows:

Lot #:	Expiration Date:
327874	December 2020
327876	December 2020

Each bottle is labeled to indicate the name of the product, Phenytoin Oral Suspension USP, 125 mg/5 mL and the NDC #51672-4069-1 (see image of container label below).

Lot 327874 was distributed to wholesale distributors, long-term care providers, a repackager and mail order customers in the U.S. market between May 3 and July 5, 2019.  Lot 327876 was distributed to wholesale distributors, long-term care providers and mail order customers in the U.S. market between July 1 and August 21, 2019.  These customers may have further distributed these lots to retail pharmacies for prescription dispensing to patients who were prescribed Phenytoin Oral Suspension.

Taro is notifying its distributors and retail customers by phone, e-mail, and letters via U.S. Mail and is arranging for return of any containers or quantities of Phenytoin Oral Suspension Lots # 327874 and 327876 (both with an expiration date of December 2020).  Retail customers that have any quantities of these two (2) lots which are being recalled, should stop distribution and return any unsold units to their wholesaler.

Consumers with questions regarding this recall can contact Taro by calling 1-866-705-1553 or by e-mail at TaroPVUS@taro.com, Monday through Friday between 7:00 am and 7:00 pm, U.S. Central Time. Consumers should contact their physician or healthcare provider if they have experienced any problems that may be related to taking or using this drug product.

Adverse reactions or quality problems experienced with the use of this product may be reported to the FDA's MedWatch Adverse Event Reporting program either online, by regular mail or by fax.

•	Complete and submit the report online: www.fda.gov/medwatch/report.htm
•

Regular mail or fax: Download form www.fda.gov/MedWatch/getforms.htm or call 1-800-332-1088  to request a reporting form, then complete and return to the address on the pre-addressed form, or submit by fax to 1-800-FDA-0178

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the voluntary recall of Phenytoin Oral Suspension USP, 125 mg/5 mL.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Further updates will be detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 21, 2020

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director